

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2013

Via E-mail
Dr. Yuval Cohen
President
Morria Biopharmaceuticals PLC
53 Davies Street
London W1K 5JH
United Kingdom

     Re: Morria Biopharmaceuticals PLC
                Amendment No. 1 to Registration Statement on Form F-1
                Filed December 27, 2012
                File No. 333-185247

Dear Dr. Cohen:

     We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

1. Please update your Compensation information to provide executive compensation disclosure for the 2012 fiscal year. Please refer to Item 4 of Form F-1 and Item 6 of Form 20-F for guidance.

Exhibit 5.1

2. Please refer to your response to comment 2 regarding assumptions or qualifications that appear to be neither necessary nor appropriate. It appears that the revised legal opinion continues to include assumptions concerning facts that are readily ascertainable. For example, refer to the assumption relating to whether the resolutions of the board of directors have not been amended or rescinded contained in section 2.4; and that no members' or creditors' voluntary winding up resolution has been passed and no petition

has been presented and no order has been made for the administration, winding up or dissolution of the Company and no receiver, administrative receiver, administrator or similar officer has been appointed in relation to the Company or any of its assets in section 2.17. We also note that there are assumptions, the purpose of which is unclear, such as the assumption that no shares or securities in the Company are listed on any recognized investment exchange in the United Kingdom (as defined in section 285 of the Financial Services and Markets Act 2000), or the assumption stating that the Company's place of central management and control is not in the UK, the Channel Islands or the Isle of Man for the purposes of the City Code on Takeovers & Mergers.

Please have counsel revise its opinion to remove all assumptions or qualifications that are inconsistent with the staff's views contained in Section II.B.3 of Staff Legal Bulletin No. 19 (Oct. 14, 2011) or unnecessary to the substance of the opinion rendered. To the extent counsel wishes to retain the assumptions contained in the opinion, please provide us with supplemental support justifying their inclusion. Please also provide us with a blackline version showing the revisions made to the opinion.

3. In response to prior comment 3, you have assumed that the definition of non-assessable in relation to the securities means that the holders will be under no obligation to contribute to the liabilities of the company solely in their capacity as holders of such securities. Please expand the definition of non-assessable in the opinion to address whether holders will have any obligation to make any payments or contributions to the registrant or its creditors solely by reason of the purchasers' ownership of the securities. For guidance, please refer to Section II.B.1.b. and c. of Staff Legal Bulletin No. 19.

4. Please refer to your response to comment 4. As noted in Section II.B.3.d of Staff Legal Bulletin No. 19, the staff does not accept any limitation on the reliance of the purchasers of the securities in this offering. The following statements are impermissible limitations on reliance and should be removed from the legal opinion.

    -   "This Opinion is given solely to you for the purpose of the filing of a registration statement on Form F-1. It may not be used or relied upon for any other purpose or by any other person."
    -   "Our total (and where appropriate, aggregate) liability to the addressee in accordance with the provision of this letter and the opinions contained herein is limited to a maximum of £3,000,000."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: Jeffrey P. Schultz, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        666 Third Avenue
        New York, NY 10017